Exhibit 99.1

Almonty Industries Inc. Appoints Jorge Beristain as Chief Financial Officer
to Lead Next Phase of Growth

TORONTO – May 6, 2026 — Almonty Industries Inc. (“Almonty” or the “Company”) (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten critical to U.S. defense and advanced technology industries, today announced the appointment of Jorge Beristain, CFA, as Chief Financial Officer, effective June 1, 2026. Mr. Beristain’s appointment positions Almonty for its next phase of growth as the Company scales its flagship Sangdong Mine in South Korea and continues to expand its strategic role in the Western tungsten supply chain in the United States, Portugal and Spain. Brian Fox has departed from his role as Chief Financial Officer, effective immediately, and the Company thanks him for his service. Until Mr. Beristain’s start date, Guillaume de Lamaziere, the Company’s Chief Development Officer, will serve as Interim Chief Financial Officer.

Mr. Beristain is a strategic, dynamic finance executive with a proven track record of building, funding, growing, and creating value at publicly traded basic materials and mining companies. He most recently served as Vice President, Finance of Ryerson Holding Corp (“Ryerson”) (NYSE: RYI), a US$5 billion revenue NYSE-listed metals service center, where he was a key advisor to the CEO, CFO and the Board, and helped double the company’s market capitalization. He previously served as Chief Financial Officer of Central Steel & Wire Co., a US$800 million Ryerson subsidiary and currently serves as an Independent Director of Elevra Lithium Limited (NASDAQ/ASX: ELVR). Earlier in his career, Mr. Beristain was a top-three-ranked Wall Street equity research analyst, serving as Managing Director and Head of Americas Metals & Mining Equity Research at Deutsche Bank Securities. He holds a Bachelor of Commerce from the University of Alberta and has held the CFA designation for more than 25 years. His combination of operating experience, public-company executive leadership, board service, and Wall Street capital markets fluency makes him uniquely suited to lead Almonty’s finance organization as the Company executes on its global growth strategy and enters into its next phase.

Mr. de Lamaziere will serve as Interim Chief Financial Officer until Mr. Beristain’s start date. He currently serves as the Company’s Chief Development Officer and brings over three decades of senior financial leadership experience across international and U.S. regulated financial markets, including former roles as Chief Executive Officer and Chief Operating & Financial Officer of AIG Asset Management (Europe) Ltd., Chief Operating & Financial Officer of Banque AIG in Paris, and senior finance positions at Goldman Sachs in New York and Paris. He is a CFA Charterholder, Certified Public Accountant, Professional Risk Manager, Chartered Wealth Manager, and Chartered Global Management Accountant.

Management Commentary

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, said: “Jorge is exactly the right leader for the next phase of Almonty’s growth as our Sangdong Mine comes on line with revenue generation this year. His track record, public-company experience and decades of Wall Street capital markets fluency in basic materials and mining are extraordinary, and rarely found in a single executive. As we ramp our flagship Sangdong Mine in South Korea and execute on our broader strategic priorities, Jorge’s finance acumen, investor-relations expertise, and value-creation track record will be instrumental in delivering for our shareholders, customers, and the Western allies who depend on a secure tungsten supply chain. We thank Brian for his service to the Company and wish him well. We are also grateful to Guillaume for stepping in as Interim Chief Financial Officer to ensure continuity until Jorge joins Almonty.”

About Almonty

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the U.S. and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the appointment of Mr. de Lamaziere as Interim Chief Financial Officer, the appointment of Mr. Beristain as Chief Financial Officer effective June 1, 2026 and the expected contribution of these appointments to the next phase of the Company’s growth. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the appointment of Mr. de Lamaziere as Interim Chief Financial Officer, the appointment of Mr. Beristain as Chief Financial Officer effective June 1, 2026 and the expected contribution of these appointments to the next phase of the Company’s growth as well as the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us